Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019.

INDEX

•	Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the three-month periods ended March 31, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of financial position as of March 31, 2020 and December 31, 2019.

•	Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the three-month periods ended March 31, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of cash flows for the three-month periods ended March 31, 2020 and 2019.

•	Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the three-month periods ended March 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Revenue from contract with customers	4	73,320	93,727
Cost of sales:
Operating expenses	5.1	(23,833)	(27,769)
Crude oil stock fluctuation	5.2	449	1,326
Depreciation, depletion and amortization	12/13/14	(33,467)	(24,471)
Royalties		(11,145)	(14,799)

Gross profit		5,324	28,014

Selling expenses	6	(6,152)	(5,695)
General and administrative expenses	7	(9,367)	(8,705)
Exploration expense	8	(131)	(126)
Other operating income	9.1	2,153	627
Other operating expenses	9.2	(1,253)	(2,118)

Operating (loss)/profit		(9,426)	11,997

Interest income	10.1	624	75
Interest expense	10.2	(11,151)	(5,817)
Other financial results	10.3	3,192	(14,228)

Financial results, net		(7,335)	(19,970)

(Loss) before income tax		(16,761)	(7,973)
Current income tax (expense)	15	—	(3,069)
Deferred income tax benefit/(expense)	15	(4,571)	(2,636)

Income tax benefit/(expense)		(4,571)	(5,705)

Net (loss) for the period		(21,332)	(13,678)

Other comprehensive income
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
- Remeasurements loss related to defined benefits plans		—	—
- Deferred income tax benefit		—	—

Other comprehensive that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive for the period, net of tax		—	—

Total comprehensive (loss) for the period		(21,332)	(13,678)

(Losses) per share attributable to equity holders of the parent
Basic and diluted—(In U.S. dollars per share)	11	(0.245)	(0.187)

Notes 1 to 33 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of March 31, 2020 and December 31, 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	As of March 31, 2020	As of December 31, 2019
Assets
Non-current assets
Property, plant and equipment	12	953,608	917,066
Goodwill	13	28,484	28,484
Other intangible assets	13	34,437	34,029
Right-of-use assets	14	16,047	16,624
Trade and other receivables	16	14,375	15,883
Deferred income tax		357	476

Total non-current assets		1,047,308	1,012,562

Current assets
Inventories	18	14,754	19,106
Trade and other receivables	16	79,841	93,437
Cash, bank balances and other short-term investments	19	205,257	260,028

Total current assets		299,852	372,571

Total assets		1,347,160	1,385,133

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,399	659,399
Share-based payment reserve		17,221	15,842
Accumulated other comprehensive loss		(3,857)	(3,857)
Accumulated losses		(89,000)	(67,668)

Total shareholders’ equity		583,763	603,716

Liabilities
Non-current liabilities
Deferred income tax liabilities		151,511	147,019
Leases liabilities	14	9,766	9,372
Provisions	21	18,557	21,146
Borrowings	17.1	382,467	389,096
Warrants	17.4	6,091	16,860
Employee defined benefit plans obligation	25	4,325	4,469
Accounts payable and accrued liabilities	24	213	419

Total non-current liabilities		572,930	588,381

Current liabilities
Provisions	21	3,023	3,423
Leases liabilities	14	5,117	7,395
Borrowings	17.1	98,981	62,317
Salaries and social security payable	22	4,362	12,553
Income tax payable		2,908	3,039
Other taxes and royalties payable	23	3,354	6,040
Accounts payable and accrued liabilities	24	72,722	98,269

Total current liabilities		190,467	193,036

Total liabilities		763,397	781,417

Total shareholders’ equity and liabilities		1,347,160	1,385,133

Notes 1 to 33 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the three-month period ended March 31, 2020.

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the period	—	—	—	(21,332)	(21,332)
Other comprehensive for the period	—	—	—	—	—

Total comprehensive (loss)	—	—	—	(21,332)	(21,332)

Recognition of share-based payments reserve (Note 7)	—	2,566	—	—	2,566
Disposals of share-based payments reserve	—	(1,187)	—	—	(1,187)

Balances as of March 31, 2020	659,399	17,221	(3,857)	(89,000)	583,763

Notes 1 to 33 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the three-month period ended March 31, 2019.

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the period	—	—	—	(13,678)	(13,678)
Other comprehensive for the period	—	—	—	—	—

Total comprehensive income (loss)	—	—	—	(13,678)	(13,678)

Proceeds from Series A shares net of issuance costs	54,391	—	—	—	54,391
Recognition of share-based payments reserve (Note 7)	—	1,244	—	—	1,244

Balances as of March 31, 2019	567,646	5,265	(2,674)	(48,623)	521,614

Notes 1 to 33 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Cash flows from operating activities
Net (loss) for the period		(21,332)	(13,678)
Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal in)/ allowances for expected credit losses	6	22	(257)
Foreign currency exchange differences, net	10.3	611	(2,712)
Unwinding of discount on asset retirement obligation	10.3	579	398
Increase of provisions, net	9.2	7	1,448
Interest expense leases	10.3	442	330
Effect of discount of assets and liabilities at present value	10.3	(194)	232
Share-based payment expense	7	2,566	1,244
Employee defined benefits obligation	25	53	233
Income tax	15	4,571	5,705
Non-cash items related with investing activities:
Depreciation and depletion	12/14	32,890	24,215
Amortization of intangible assets	13	577	256
Interest income	10.1	(624)	(75)
Changes in fair value of financial assets	10.3	2,165	(447)
Non-cash items related with financing activities:
Interest expense	10.2	11.151	5,817
Change in the fair value of Warrants	10.3	(10,769)	16,084
Amortized costs	10.3	593	451
Impairment of financial assets	10.3	4,839	—
Changes in working capital:
Trade and other receivables		8,329	(8,924)
Inventories		(1,084)	(1,257)
Accounts payable and other payables		(2,187)	(6,582)
Employee defined benefits obligations		(197)	—
Salaries and social security payable		(9,377)	(1,903)
Other taxes and royalties payable		(1,692)	5
Provisions		(235)	(598)
Income taxes paid		(707)	—

Net cash flows generated by operating activities		20,997	19,985

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(51,714)	(91,941)
Payments for acquisition of other intangible assets	13	(985)	(1,132)
Proceeds from other financial assets		—	433
Proceeds from interest received		624	75

Net cash flows (used in) investing activities		(52,075)	(92,565)

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Cash flows from financing activities
Proceeds from capitalization of Serie A shares net issue cost		—	54,391
Proceeds from borrowings	17.2	80,000	35,000
Payments of cost of borrowings	17.2	(580)	—
Payments of borrowing’s principal	17.2	(42,635)	—
Payments of borrowing’s interests	17.2	(16,936)	(10,809)
Payments of leases	14	(3,565)	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents		(16,993)	—

Net cash flows (used in)/generated by financing activities		(709)	78,582

Net (decrease)/ increase in cash and cash equivalents		(31,787)	6,002
Cash and cash equivalents at the beginning of the period	19	234,230	66,047
Effects of exchange rate changes on cash and cash equivalents		(321)	539
Net (decrease)/ increase in cash and cash equivalents		(31,787)	6,002

Cash and cash equivalents at the end of the period	19	202,122	72,588

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		37,375	12,792
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment	12	(3,370)	—

Notes 1 to 33 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “VIST”.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec. Miguel Hidalgo. Zip Code.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These unaudited interim condensed consolidated financial statements have been approved for issue by the Board of Directors on April 28, 2020.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2019.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and for the year ended December 31, 2019 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the financial position as of March 31, 2020 and the results of the Company for the three-month period ended March 31, 2020. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2019, except for the adoption of new standards and interpretations effective as from January 1, 2020; and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. These unaudited interim condensed consolidated financial statements are presented in U.S. Dollars (“US”), and all values are rounded to the nearest thousand (US 000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the interim condensed consolidated financial statements, since the Company did not carry out a business combination during the three-month period ended March 31, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other interbank offered rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

As of March 31, 2020, the Company has not initiated negotiations with the banks for those loans at LIBOR rates, the Company also do not expect any impact since they do not have hedging instruments.

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed.

These amendments had no impact on the unaudited interim condensed consolidated financial statements, since the Company did not carry out of the hedging relationships during the three-month period ended March 31, 2020.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, there have been no changes in the Company’s ownership interests in subsidiaries during the three-month period ended March 31, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4 Summary of significant accounting policies

2.4.1 Going concern

The 2019 coronavirus (“COVID-19”) outbreak is currently having an indeterminable adverse impact on the world economy. While the COVID-19 has begun to have numerous worldwide effects on general commercial activity, one such effect is that the price of crude oil dropped. On March 8, 2020, Brent crude oil had its worst decline since 1991, falling 24.1% or 10.91 US dollars per barrel (“bbl”) to 34.36 US / bbl. From March 16 to April 2, 2020, Brent price was below 30 US/bbl, with a minimum price of 22.72 US/bbl on March 30, 2020.

Consequently, the Group is facing a new oil market scenario with increased oil supply mainly led by Saudi Arabia and significant demand reduction due to extreme COVID-19 containment measures. These two main factors have led to an oil surplus build up resulting in a sharp drop in oil prices. At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on the Group’s business cannot be determined. The Group immediately took decisive measures, such as reducing the 2020 work program. Due to the severity of the current oil price outlook, additional adjustments have been made both to capital investment plans, including renegotiation of investment commitments and leases agreements, and operating and administrative costs, with continuous monitoring to adjust further if necessary.

If the lower oil price scenario continues for a longer period of time and the Group is not able to further adjust the investments and operating costs structures to optimize its cash flows, the Group might have to recognize impairment charges of some assets which could include accounts receivables, deferred income tax assets, goodwill and property, plant and equipment in the future.

Likewise, under this current challenging scenario compliance with covenants and commitments will continue to be monitored. In the event of any breach on covenants, the administrative agent or the required lenders could elect to declare the indebtedness, together with accrued interest and other fees reacquire.

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

Considering macroeconomic environment conditions, the performance of the operations and the Group’s cash position, as of March 31, 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

2.4.2 Impairment testing of Goodwill and non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in four (4) CGUs: (i) conventional oil and gas operating concessions, (ii) unconventional oil and gas operating concessions, (iii) conventional oil and gas non-operating concessions, (iv) unconventional oil and gas non-operating concessions

The Company performed its annual impairment test in December or when circumstances indicated that the carrying value may be impaired. The Company´s impairment test for goodwill and non-financial assets is based on value in use calculations.

At the end of the period/year, the Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing indicators for impairment. As of March 31, 2020, the Company identified impairment indicators mainly as result of macroeconomic instability in Argentina which led to an increase in Argentina’s sovereign risk premium and the decline in the international price of crude oil.

As of March 31, 2020, management performed an impairment test as at. The Company used the cash generating value in use to determine the recoverable amount which exceeded the carrying amount.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Key assumptions used

The calculation of value in use made by the Company CGU´s is more sensitive to the following assumptions:

As of March 31, 2020
Discount rates (post-tax)	11.7%
Discount rates (pre-tax)	18.0%
Crude oil, Natural Gas Liquids (“NGL”) and Natural Gas Prices
Crude oil - Brent (US/bbl.)
2020	43.7
2021	54.0
Natural Gas - Local prices (US/MMBTU (1))
Onwards	3
NGL – Local prices (US/Tn.)
Onwards	300

(1) Millions of British Thermal Unit

As a result of the updated analysis, the Company did not identify an impairment of goodwill and non-financial assets; however due to the current Covid- 19 and oil prices decreases will continue to monitor its impairment analysis throughout the year.

See Note 2.4 and 3 to the annual consolidated financial statements as of December 31, 2019 for more details of accounting policies.

2.5 Regulatory framework

A-	Argentina

2.5.1 General

2.5.1.1 Decree No. 297/2020

Consistent with recommendations that World Health Organization (“WHO”) urged to be taken by all countries affected by the Covid-19 pandemic, the Argentine Executive Branch issued Decree of Necessity and Urgency (“DNU”) No. 297/2020 that established the “social, preventive and obligatory isolation” in order to protect public health.

This Decree establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 20 to March 31, 2020. However, this Decree establishes certain exceptions, like minimum guards that ensure the operation and maintenance of oil and gas fields; oil and gas treatment and refining plants; transportation and distribution of electrical energy, liquid fuels, oil and gas; fuel vending stations and generators electric power.

This measure was originally in effect from March 20 to 31 and has been extended until May 10 by DNU No. 325/2020, 355/2020 y 408/2020, and this period may continue to be extended for the time considered necessary for the epidemiological situation.

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

The IR Program was created by the Secretariat of Energy in Argentina in accordance with Resolution 60/13 of the year 2013. This program established price incentives for production companies that adhere to it, to increase the production of natural gas in the country and NGL importation penalties in case of breach of the committed volumes. The aforementioned Resolution, which was amended by Resolutions No. 22/14 and No. 139/14 established a price ranging from 4 US/MMBTU to 7.5 US/MMBTU, based on the highest production curve attained.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Secretariat of Energy of the credit cancellation plan linked to the IR Program, which according to said Resolution will be paid with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US dollars to be paid within a maximum term of thirty (30) installments.

During the three-month period ended March 31, 2020, the Company has received 2,064 in Gas Natural Program Bonds. As of March 31, 2020, the accounts receivable registered by the Company linked to the IR Program amounts to 9,627 (10,342 of nominal value). See Note 16.

Except as mentioned above, there have been no significant changes in the Company’s Regulatory framework during the three-month period ended March 31, 2020.

B-	México

2.5.3 General

Consistent with recommendations that the WHO urged to be taken by all countries affected by the Covid-19 pandemic, the Mexican government, by means of Decrees dated March 24 and March 30, 2020, declared the epidemic of the disease generated by the Covid-19 virus a “sanitary emergency for reasons of force majeure”.

The Mexican Federal Ministry of Health issued a Decree that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This decree, among other things provides a list of essential activities that can continue functioning, including gas and petroleum activities, because they are considered as fundamental sector of the economy and an indispensable service. It also considers the distribution and sale of energy as an essential activity.

This measure was originally in effect from March 20 to 31 and has been extended until May 17, and this period may continue to be extended for the time considered necessary for the epidemiological situation.

Note 3. Segment information

The Executive Management Committee (the “Committee”) of the Company has been identified as the “CODM”, which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results and performance indicators of its oil and gas properties on an aggregated basis, consistent with, due to the purpose of making decisions about the allocation of the resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the business as one single segment, the exploration and production of natural gas, NGL and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

For the three-month period ended March 31, 2020 and for the year ended December 31, 2019, the Company generated 99% of its revenues from external customers in Argentina and 1% in Mexico.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

The following table summarizes non-current assets by geographic area:

	As of March 31, 2020	As of December 31, 2019
Argentina	1,016,349	982,397
Mexico	30,959	30,165

Total non-current assets	1,047,308	1,012,562

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 4. Revenue from contracts with customers

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Sales of goods	73,320	93,727

Total revenue from contracts with customers	73,320	93,727

Recognized at a point in time	73,320	93,727

4.1 Disaggregated revenue information from contracts with customers

Types of goods	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Revenue from crude oil	61,985	73,271
Revenue from natural gas	10,113	19,075
Revenue from NGL	1,222	1,381

Revenue from contracts with customers	73,320	93,727

Sales Channel	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Refineries	61,985	73,271
Industries	6,070	10,706
Retail distributors of natural gas	3,296	5,928
Commercialization of NGL	1,222	1,381
Natural gas for electricity generation	747	2,441

Revenue from contracts with customers	73,320	93,727

Note 5. Cost of sales

5.1 Operating expenses

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Fees and compensations for services	11,865	15,368
Consumption of materials and repairs	4,223	5,843
Salaries and social security charges	2,820	2,448
Easements and tariffs	2,286	2,189
Employee benefits	929	446
Transportation	651	579
General expenses	1,059	896

Total operating expenses	23,833	27,769

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

5.2 Crude oil stock fluctuation

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Inventories of crude oil at the beginning of the period (Note 18)	3,032	2,722
Less: Inventories of crude oil at the end of the period (Note 18)	(3,481)	(4,048)

Total crude oil stock fluctuation	(449)	(1,326)

Note 6. Selling expenses

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Transportation	2,543	2,026
Taxes, rates and contributions	2,372	2,740
Tax on bank transactions	1,213	1,149
Reversal/ (allowances) for expected credit losses	22	(257)
Fees and compensation for services	2	37

Total selling expenses	6,152	5,695

Note 7. General and administrative expenses

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Salaries and social security charges	2,959	2,056
Share-based payments expense	2,566	1,244
Fees and compensation for services	1,743	2,556
Employee benefits	1,269	1,796
Institutional advertising and promotion	346	33
Taxes, rates and contributions	103	330
Others	381	690

Total general and administrative expenses	9,367	8,705

Note 8. Exploration expenses

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Geological and geophysical expenses	131	126

Total exploration expenses	131	126

Note 9. Other operating income and expenses

9.1 Other operating income

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Services to third parties (1)	874	533
Others	1,279	94

Total other operating income	2,153	627

(1)	Corresponds to services provided to customers that does not correspond to the main activity of the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

9.2 Other operating expenses

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Restructuring expenses (1)	(1,244)	(667)
Reversal/(Allowance) for materials and spare parts (2)	29	(1,335)
Provision for environmental remediation	(36)	(113)
Others	(2)	(3)

Total other operating expenses	(1,253)	(2,118)

(1)	The Company recorded restructuring unusual charges that includes payments, fees; and other transactions cost; connected with to reorganization in the structure of the Group.
(2)	Includes 8 related to current materials and spare parts and 21 related to non-current materials and spare parts.

Note 10. Financial results

10.1 Interest income

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Financial interests	624	49
Interests on government notes at amortized costs	—	26

Total interest income	624	75

10.2 Interest expense

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Borrowings interest (Note 17.2)	(11,151)	(5,809)
Other interest	—	(8)

Total interest expense	(11,151)	(5,817)

10.3 Other financial results

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Amortized costs (Note 17.2)	(593)	(451)
Changes in the fair value of Warrants (Note 17.4.1)	10,769	(16,084)
Foreign currency exchange difference, net	(611)	2,712
Effect of discount of assets and liabilities at present value	194	(232)
Impairment of financial assets	(4,839)	—
Changes in the fair value of the financial assets	(2,165)	447
Interest expense leases (Note 14)	(442)	(330)
Unwinding of discount on asset retirement obligation	(579)	(398)
Others	1,458	108

Total others financial results	3,192	(14,228)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. (Loss)/ Profit per share

a)	Basic

Basic profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the period of the Company.

b)	Diluted

Diluted profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average number of common shares outstanding during the period/year, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Net (loss) / profit for the period	(21,332)	(13,678)
Weighted average number of outstanding common shares	87,166,406	73,220,426

Basic and Diluted (loss) / profit per share (US Dollar per share)	(0.245)	(0.187)

As of March 31, 2020, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

i.	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants;

ii.	9,893,333 related to the 29,680,000 related to the Sponsor Warrants;

iii.	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) and;

iv.	8,338,023 Series A shares to be used pursuant to the Long-Term Incentive Plan (“LTIP”) for employee and for which has not been granted as part of LTIP.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the three-month periods ended March 31, 2020 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities (1)	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601
Additions	7	39	—	3	56,682	14,956	71,687
Transfers	—	293	—	76,002	(60,461)	(15,834)	—
Disposals	—	—	—	(3,370)	—	(267)	(3,637)

As of March 31, 2020	2,452	20,743	353,076	731,325	71,746	26,309	1,205,651

Accumulated depreciation
As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)
Depreciation for the period	(22)	(2,296)	(3,632)	(25,558)	—	—	(31,508)

As of March 31, 2020	(111)	(6,134)	(23,121)	(222,677)	—	—	(252,043)

Net book value

As of March 31, 2020	2,341	14,609	329,955	508,648	71,746	26,309	953,608

As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

(1)	Disposals of wells and production facilities includes 3,370 related to the reestimations of assets retirement obligation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the three-month period ended March 31, 2020 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	985	—	985
Disposals	—	—	—	—

As of March 31, 2020	28,484	7,926	29,403	37,329

Accumulated amortization
As of December 31, 2019	—	(2,315)	—	(2,315)
Amortization for the period	—	(577)	—	(577)

As of March 31, 2020	—	(2,892)	—	(2,892)

Net book value

As of March 31, 2020	28,484	5,034	29,403	34,437

As of December 31, 2019	28,484	4,626	29,403	34,029

Note 14. Right of use assets and lease liabilities

The Company has lease contracts for various items of buildings, office equipment and items of plant and machinery, which recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset. The carrying amounts of the Company´s right of use assets and lease and the movements during the period, are detailed below:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2019	2,060	14,564	16,624	(16,767)
Additions	363	843	1,206	(1,206)
Depreciation (1)	(263)	(1,520)	(1,783)	—
Payments	—	—	—	3,565
Interest expense (2)	—	—	—	(475)

As of March 31, 2020	2,160	13,887	16,047	(14,883)

(1)	Depreciation associated to leases from drilling services incurred is capitalized as work in progress by 401.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 33.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

As of March 31, 2020, short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 32.

Note 15. Income tax expense

The Company calculates the period of income tax expense using the tax rate that would be applicable to the expected total annual profit. The major components of income tax expense in the interim condensed consolidated statement for profit or loss are the following:

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Income taxes
Current income tax (expenses)	—	(3,069)
Deferred income (expenses) tax relating to origination and reversal of temporary differences	(4,571)	(2,636)

Income tax (expense) reported in the statement of profit or loss	(4,571)	(5,705)

Deferred tax charged to OCI	—	—

Total (expenses) tax charge	(4,571)	(5,705)

For the three-month period ended March 31, 2020 and 2019, the Company´s effective tax rate was 27% and 72%, respectively. Significant differences between the effective and the statutory tax rate for the three-month period ended March 31, 2020 and 2019 includes (i) devaluation of ARS against the US which impacts the tax deduction of the Company’s non-monetary assets and the generation of tax losses, and (ii) the application of the tax inflation adjustment.

Note 16. Trade and other receivables

	As of March 31, 2020	As of December 31, 2019
Non current
Other receivables:
Prepayments, tax receivables and others:
Prepaid expenses and other receivables	9,594	9,594
Minimum presumed income tax	1,355	1,462
Turnover tax	884	455

	11,833	11,511
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	1,824	3,600
Advances and loans to employees	718	772

	2,542	4,372
Total non-current trade and other receivables	14,375	15,883

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of March 31, 2020	As of December 31, 2019
Current
Trade:
Receivables from oil and gas sales (net of allowance)	32,344	52,676
Checks to be deposited	3	3

	32,347	52,679

Other receivables:
Prepayments, tax receivables and others:
Income tax	15,905	16,274
Value Added Tax (“VAT”)	9,969	3,953
Prepaid expenses	5,221	1,861
Turnover tax	1,571	1,158

	32,666	23,246
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	7,803	7,797
Receivables from to third parties	3,792	3,797
Balance with joint operations	2,093	14
Director´s Advances and loans to employees	424	284
Price stability program of NGL	200	480
Related parties (Note 26)	—	3,169
Loans to third parties	—	1,241
Others	516	730

	14,828	17,512

Other receivables	47,494	40,758

Total current trade and other receivables	79,841	93,437

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of March 31,2020, and December 31,2019, trade receivables and other receivables under 90 days past due amounted to 5,051 and 6,189, respectively, and no allowance for expected credit losses of trade receivables was recorded. Furthermore, it was recognized as a provision for expected credit losses in trade receivable and another receivable of 119 and 100, respectively.

As of the date of these interim condensed consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 17. Financial Assets and Financial Liabilities

17.1 Borrowings

	As of March 31, 2020	As of December 31, 2019
Non-Current
Borrowings	382,467	389,096

Total non-current	382,467	389,096

Current
Borrowings	98,981	62,317

Total current	98,981	62,317

Total Borrowings	481,448	451,413

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of March 31, 2020	As of December 31, 2019
Fixed rate
Less than one year	67,733	43,370
One to two years	153,907	200,172
Three to five years	116,917	44,932

Total	338,557	288,474

Floating rates
Less than one year	31,248	18,947
One to two years	44,452	99,060
Three to five years	67,191	44,932

Total	142,891	162,939

Total Borrowings	481,448	451,413

See Note 17.4 for information regarding the fair value of the borrowings.

The following table details the carrying amounts of borrowings as of March 31, 2020:

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA	July, 2018	US	150,000	Floating	Libor + 4.5%	July 2023	285,963
				150,000	Fixed	8%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July 2022	15,232
Vista Argentina	Banco Macro	January, 2020	US	30,000	Fixed	5.25%	July 2020	30,328

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”). The following table details the carrying amounts of negotiable obligations (“ON”):

Subsidiary (1)	Instruments	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	ON I	July 2019	US	50,000	Fixed	7.88%	July 2021	50,184
Vista Argentina	ON II	August 2019	US	50,000	Fixed	8.5%	August 2022	50,118
Vista Argentina	ON III	February 2020	US	50,000	Fixed	3.5%	February 2024	49,623

(1)	Vista Oil & Gas Argentina S.A.U.

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

17.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina and 150,000 to Aleph Midstream S.A. (“Aleph” or “Aleph Midstream”), with a term of up to ten years, which are subject to the conclusion of the final documents.

17.2 Changes in liabilities arising from financing activities

The movements in the Borrowings are as follows:

	As of March 31, 2020	As of December 31, 2019
Balance at the beginning of the period/year	451,413	304,767
Proceeds from loans	80,000	234,728
Interest expense (Note 10.2) (1)	11,151	34,159
Payment of loan transaction costs	(580)	(1,274)
Payment of borrowing’s interests	(16,936)	(32,438)
Payment of borrowing’s principal	(42,635)	(90,233)
Amortized costs (Note 10.3)	593	2,076
Foreign currency exchange difference	(1,558)	(372)

At the end of the period	481,448	451,413

(1)	Non-cash movement

17.3 Financial instruments by category

The following chart presents financial instruments by category:

As of March 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	7,999	—	7,999
Natural gas surplus injection stimulus program (Note 16)	1,824	—	1,824
Advances and loans to employees (Note 16)	718	—	718

Total non-current financial assets	10,541	—	10,541

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of March 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Cash and Banks (Note 19)	94,357	—	94,357
Short term investments (Note 19)	104,187	6,713	110,900
Receivables from oil and gas sales (Note 16)	32,344	—	32,344
Check to be deposited (Note 16)	3	—	3
Natural gas surplus injection stimulus program (Note 16)	7,803	—	7,803
Receivables to third parties (Note 16)	3,792	—	3,792
Balance with join operations (Note 16)	2,093	—	2,093
Director´s advances and loans to employees (Note 16)	424	—	424
Price stability program of NGL (Note 16)	200	—	200
Others (Note 16)	516	—	516

Total current financial assets	245,719	6,713	252,432

Liabilities
Borrowings (Note 17.1)	382,467	—	382,467
Warrants (Note 17.4)	—	6,091	6,091
Leases liabilities (Note 14)	9,766	—	9,766
Accounts payable and accrued liabilities (Note 24)	213	—	213

Total non-current financial liabilities	392,446	6,091	398,537

Accounts payable and accrued liabilities (Note 24)	72,722	—	72,722
Leases liabilities (Note 14)	5,117	—	5,117
Borrowings (Note 17.1)	98,981	—	98,981

Total current financial liabilities	176,820	—	176,820

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Assets
American governments bonds	7,882	—	7,882
Natural gas surplus injection stimulus program (Note 16)	3,600	—	3,600
Advances and loans to employees (Note 16)	772	—	772

Total non-current financial assets	12,254	—	12,254

Cash and Banks (Note 19)	139,931	—	139,931
Short term investments (Note 19)	111,314	8,783	120,097
Receivables from oil and gas sales (Note 16)	52,676	—	52,676
Check to be deposited (Note 16)	3	—	3
Natural gas surplus injection stimulus program (Note 16)	7,797	—	7,797
Receivables to third parties (Note 16)	3,797	—	3,797
Balance with join operations (Note 16)	14	—	14
Director´s advances and loans to employees (Note 16)	284	—	284
Price stability program of NGL (Note 16)	480	—	480
Related parties (Note 16)	3,169	—	3,169
Loans to third parties (Note 16)	1,241	—	1,241
Others (Note 16)	730	—	730

Total current financial assets	321,436	8,783	330,219

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Liabilities
Borrowings (Note 17.1)	389,096	—	389,096
Warrants (Note 17.4)	—	16,860	16,860
Leases liabilities (Note 14)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 24)	419	—	419

Total non-current financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 24)	98,269	—	98,269
Borrowings (Note 17.1)	62,317	—	62,317
Leases liabilities (Note 14)	7,395	—	7,395

Total current financial liabilities	167,981	—	167,981

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the three-month period ended March 31, 2020:

As of March 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Interest income (Note 10.1)	624	—	624
Interest expense (Note 10.2)	(11,151)	—	(11,151)
Foreign currency exchange difference, net (Note 10.3)	(611)	—	(611)
Changes in the fair value of Warrants (Note 10.3)	—	10,769	10,769
Changes in the fair value of the financial assets (Note 10.3)	—	(2,165)	(2,165)
Allowances for losses in financial assets (Note 10.3)	(4,839)	—	(4,839)
Amortized cost (Note 10.3)	(593)	—	(593)
Interest expense leases (Note 10.3)	(442)	—	(442)
Effect on discount on assets and liabilities at present value (Note 10.3)	194	—	194
Unwinding of discount on asset retirement obligation (Note 10.3)	(579)	—	(579)
Other (Note 10.3)	1,458	—	1,458

Total	(15,939)	8,604	(7,335)

For the three-month period ended March 31, 2019:

As of March 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Interest income (Note 10.1)	75	—	75
Interest expense (Note 10.2)	(5,817)	—	(5,817)
Foreign exchange, net (Note 10.3)	2,712	—	2,712
Results from financial instruments at fair value (Note 10.3)	—	(16,084)	(16,084)
Changes in the fair value of the financial assets (Note 10.3)	—	447	447
Amortized cost (Note 10.3)	(451)	—	(451)
Interest expense leases (Note 10.3)	(330)		(330)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of March 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Effect on discount on assets and liabilities at present value (Note 10.3)	(232)	—	(232)
Unwinding of discount on asset retirement obligation (Note 10.3)	(398)	—	(398)
Other (Note 10.3)	108	—	108

Total	(4,333)	(15,637)	(19,970)

17.4 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

17.4.1 Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2020 and December 31, 2019:

As of March 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	6,713	—	—	6,713

Total assets	6,713	—	—	6,713

As of March 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	6,091	6,091

Total liabilities	—	—	6,091	6,091

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these unaudited interim condensed consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period from December 31, 2019 through March 31, 2020 or from December 31,2018 through December 31, 2019.

The fair value of Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of March 31, 2020:

As of March 31, 2020
Annualized volatility	35,047%
Domestic risk-free interest rate	6,296%
Foreign risk-free interest rate	0,289%
Expected life of warrants in years	3 years

This is a Level 3 recurring fair value measurement. The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 469 as of March 31, 2020. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 450. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 221 as of March 31, 2020. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 222 as of March 31, 2020.

Reconciliation of Level 3 fair value measurements:	As of March 31, 2020	As of December 31, 2019
Balance of warrant liability as of the beginning of the period/year:	16,860	23,700
(Loss) or profit fair value of warrants (Nota 10.3)	(10,769)	(6,840)

Balance at period/year end (Note 17.3)	6,091	16,860

17.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the interim condensed consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of March 31, 2020	Carrying amount	Fair Value	Level
Liabilities
Borrowings	481,448	404,818	2

Total liabilities	481,448	404,818

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5 Financial instruments risk management objectives and policies

17.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period. As of March 31, 2020, the Company not celebrated derivative financial instruments.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2019 annual financial statements except for the following:

17.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and Argentine peso and other currencies. As of December 31,2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”. As of March 31, 2020, the Company did not carry out exchange rate hedging operations.

The majority of the Company´s sales are directly denominated in dollar or the evolution of its price follows the evolution of the quotation of this currency.

During the period from January 1, 2020 through March 31, 2020 the Argentine Peso depreciated by approximately 8%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the US Dollar, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US Dollar, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

As of March 31, 2020
Change in Argentine Peso Rate	+/-36%
Effect in profit or loss	(26,956)/26,956
Effect in equity	(26,956)/26,956

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (“IPC”) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average IPC inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the International Monetary Fund’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% cumulative basis in December 2017.

For the three-month period ended March 31, 2020, the Argentine Peso devalued approximately 8% and for the year ended December 31, 2019 it was devalued 59%. For the three-month period ended March 31, 2020, annual interest rates increased approximately 20% with respect to an average annual interest rate of 65% during 2019 and the inflation rate of retail prices older accelerated considerably. As of December 31, 2019, the 3-year accumulative rate of inflation reach a level of around 180%.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of March 31, 2020, and December 31, 2019, approximately 30% and 36% of the indebtedness was subject to variable interest rates, at Libor and Badlar rate plus an applicable margin. For the three-month period ended March 31, 2020 and for the year ended December 31, 2019, the variable interest rate was 6.34% and 6.67%, for the loans denominated in US and 46.42% and 51.90% for the loans denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the three-month period ended March 31, 2020 for the year and December 31, 2019 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

Note 18. Inventories

	As of March 31, 2020	As of December 31, 2019
Materials and spare parts	11,273	16,074
Crude oil stock (Note 5.2)	3,481	3,032

Total	14,754	19,106

Note 19. Cash, bank balances and short-term investments

	As of March 31, 2020	As of December 31, 2019
Money market funds	101,366	107,041
Banks	94,357	139,931
Mutual funds	6,399	7,756
Government bonds	3,135	5,300

Total	205,257	260,028

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than three-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of March 31, 2020	As of December 31, 2019
Cash, banks and short-term investments	205,257	260,028
Less
Government bonds and treasury notes	(3,135)	(5,300)
Restricted cash and cash equivalents (1)	—	(20,498)

Cash and cash equivalents	202,122	234,230

(1)	As of December 31, 2019, corresponds to cash and cash equivalents from Aleph that can be only used for the purpose explained in Note 27.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 20. Share Capital

During the first quarter of 2020, 94,045 of Series A shares were issued as part of the LTIP granted to the employees of the Company, see more details on Note 33 of annual consolidated financial statements. Besides this matter there are no other material transactions that have taken place after December 31, 2019.

As of March 31, 2020, and December 31, 2019, the Company´s variable share capital consists of 87,227,549 and 87,133,504 Series A common shares with no face value each, respectively, and each granting the right to one vote, issued and fully paid. As of March 31, 2020, and December 31, 2019, the authorized common capital of the Company includes 41,564,690 and 41,658,735 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

The variable portion of the Company´s capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company´s capital stock is divided into 2 class C shares.

Note 21. Provisions

	As of March 31, 2020	As of December 31, 2019
Non-Current
Asset retirement obligation	18,422	20,987
Environmental remediation	135	159

Total Non-current	18,557	21,146

	As of March 31, 2020	As of December 31, 2019
Current
Asset retirement obligation	730	761
Environmental remediation	2,052	2,340
Contingencies	241	322

Total Current	3,023	3,423

Note 22. Salaries and social security

	As of March 31, 2020	As of December 31, 2019
Current
Salaries and social security contributions	3,205	3,467
Provision for gratifications and bonus	1,157	9,086

Total current	4,362	12,553

Note 23. Other taxes and royalties payable

	As of March 31, 2020	As of December 31, 2019
Current
Royalties	2,102	4,539
Tax withholdings payable	1,097	866
Value added tax	131	597
Others	24	38

Total current	3,354	6,040

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 24. Accounts payable and accrued liabilities

	As of March 31, 2020	As of December 31, 2019
Non-Current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation (“SGIC”)	213	419

Total non-current accounts payable and accrued liabilities	213	419

Current
Accounts payable:
Suppliers	71,286	59,264

Total current accounts payable	71,286	59,264

Accrued liabilities:
Extraordinary canon on SGIC	985	1,436
Balances with joint operations	451	69
Related parties (Notes 26 and 27)	—	24,839
Sundry debtors (Note 27)	—	12,661

Total current accrued liabilities	1,436	39,005

Total current accounts payable and accrued liabilities	72,722	98,269

Due to the short-term nature of the current accounts payables and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 25. Employee defined benefit plans obligation

The following table summarize the components of the net expense and the evolution of the long-term employee benefits liability in the unaudited interim condensed consolidated statement:

	As of March 31, 2020
	Present value of the obligation	Plan assets	Net liability at the end of the period
Balances at the beginning of the period	(12,351)	7,882	(4,469)
Items classified in profit or loss
Current services cost	(21)	—	(21)
Cost for interest	(149)	117	(32)
Items classified in other comprehensive income
Actuarial loss	—	—	—
Benefit payments	197	(197)	—
Contributions paid	—	197	197

Balances at the end of the period	(12,324)	7,999	(4,325)

Note 26. Related parties transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2019 provides information about the Group’s structure, including details of the subsidiaries of the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table provides the total amount of balances with related parties:

	As of March 31, 2020	As of December 31, 2019
Other receivables
Current
REL Amsterdam (1)	—	2,355
Aleph Midstream Holding L.P (1)	—	814

Total	—	3,169

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 27.

	As of March 31, 2020	As of December 31, 2019
Accrued liabilities
Current
REL Amsterdam (1)	—	24,032
Aleph Midstream Holding L.P (1)	—	807

Total	—	24,839

(1)	As of December 31, 2019, includes other accrued liabilities related to the investment agreement with Aleph. See Note 27.

Outstanding balances at the period-end/year-end are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the period/year ended at March 31, 2020 and December 31, 2019.

Note 27. Aleph Midstream S.A.

On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group and FeederCo (“Financial Sponsors”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that will be transferred to Aleph in exchange of equity through a split-merger agreement, defined below:

On July 17 and 18, 2019, the Boards of Directors of Vista and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Vista’s activities and obligations in relation to the Split Assets.

From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista. The spin off-merger process is pending approval by the National Securities Commission of the Argentine Republic and the corresponding Public Registry of Commerce.

On February 26, 2020, the Company’s Board of Directors approved an agreement entered by the Company with the Financial Sponsors by which the Company agreed to reacquired and purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph, at an aggregate purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph by the Financial Sponsors). The Company made the payment on March 31, 2020, and as of such date, Aleph became a wholly owned subsidiary of the Company. Please refer to Note 27 of annual financial statements for further detail.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 28. Commitments and contingencies

There were no significant changes with respect to commitments and contingencies during the period ended March 31, 2020. For a description of the Company’s contingency and investment commitments with respect to its oil and gas properties, see Notes 28 and 29 of the 2019 annual consolidated financial statements.

Note 29. Business Combinations

There were no business combinations during the three-month period ended March 31, 2020.

Note 30. Operations in hydrocarbon consortiums

There were no significant changes to operations in hydrocarbon consortiums during the three-month period ended March 31, 2020. See Note 29 to the annual consolidated financial statements as of December 31, 2019 for more details about operations in hydrocarbon consortiums.

Nota 31. Transport Concession

There were no significant changes to transport concession during the three-month period ended March 31, 2020. See Note 30 to the annual consolidated financial statements as of December 31, 2019 for more details about transport concession.

Nota 32. Tax Reform

There were no significant changes with respect to tax reform during the three-month period ended March 31, 2020. See Note 32 to the annual consolidated financial statements as of December 31, 2019 for more details.

Note 33. Events after the reporting period

The Company has evaluated subsequent events as of March 31, 2020 to assess the need for potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events until April 28, 2020, the date these financial statements were available to be issued.

•

On April 1, 2020, Vista Argentina signed a loan agreement with Banco BBVA Argentina S.A. for an amount of ARS 725,000 (equivalent US 11,235) at an annual floating interest rate equal to Base Rate plus an applicable margin of 6%, and expiration date as of April 1, 2021.

•

On April 27, 2020, Vista Argentina signed a loan agreement with Bolsas y Mercados Argentinos S.A. for an amount of ARS 95,000 (equivalent US 1,428) at an annual interest rate of 18.62% and for a period of 30 days, guaranteed by government bond hold by Vista Argentina.

•

The Company will maintain continuous attention on the COVID-19 situation and the future fluctuation of oil prices, will take responsive measures and evaluate the impact on the Company’s financial position and operating results after the balance sheet date. As of the date of issuance of the financial statements, the evaluation is still in progress.

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the unaudited interim condensed consolidated financial statements that could significantly affect the equity situation or the Company´s results as of the closing date.